UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Superior Well Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 12, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $22.12 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person.
The first paragraph on page 4 is hereby amended and restated as follows:
     “All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and although the Company has not independently verified such information, the Company has no knowledge of the existence or occurrence of any circumstances or events that have not been disclosed by Parent but that may affect the significance, completeness or accuracy of such information.”
Item 4. The Solicitation or Recommendation.
The fourth paragraph on page 15 is hereby amended and restated as follows:
     “On August 2, 2010, Mr. Wallace communicated with members of the Board of Directors and reported on his August 1, 2010 conversation with Mr. Isenberg. Mr. Wallace communicated that there were still several significant issues remaining to be resolved in the merger documents and he doubted Mr. Isenberg would increase the offer price to more than $22.50. Representatives from Latham & Watkins LLP communicated with Mr. Wallace regarding the remaining material issues in the draft merger documents, and Mr. Wallace communicated with members of the Board of Directors regarding the remaining issues. The Board of Directors indicated to Mr. Wallace that he should communicate with Mr. Isenberg, and that Latham & Watkins LLP should communicate with Parent’s legal counsel, regarding the remaining issues.”

The table under the heading “Projected Financial Information Regarding the Company” on page 19 is hereby amended and restated as follows:

(Dollar amounts in millions)	2010E	2011E
Revenue	$689.3	$805.0
Adjusted EBITDA	125.6	180.8
Net income available to holders of Shares	14.6	49.4

Reconciliation of Adjusted EBITDA to Net Income
Net income before dividends on preferred stock	$17.6	$52.5
Income tax expense	10.7	29.5
Interest expense	10.4	4.3
Stock compensation expense	4.9	5.8
Depreciation, amortization and accretion	82.0	88.7

Adjusted EBITDA	$125.6	$180.8
The following sentence is hereby added to the end of the last paragraph under the heading “Projected Financial Information Regarding the Company” on page 19:
     “Included in the above table is a reconciliation of Adjusted EBITDA to net income, its most directly comparable financial measure prepared in accordance with GAAP.”
Item 8. Additional Information.
The following sentence is hereby added to the end of the first paragraph under the heading “Litigation”:
     “For the complete terms of the complaint, holders of the Shares are referred to the complaint, which has been included as Exhibit (a)(4) hereto and is incorporated herein by reference.”
The following paragraph is hereby inserted as the second paragraph under the heading “Litigation”:
     “On August 25, 2010, Stephen Bushansky, a purported stockholder of Superior Well Services, Inc., filed a complaint on behalf of himself and as a putative class action on behalf of the Company’s shareholders, against the Company, each of the Company’s officers and directors, Purchaser and Parent in the United States District Court for the Western District of Pennsylvania under the caption Bushansky v. Superior Well Services, Inc., et al. (Case No. 2:10-CV-01121-CB). The complaint alleges, among other things, that the disclosures contained in the Schedule 14D-9 are false and misleading and contain misrepresentations and omissions of material fact in violation of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that defendants breached their fiduciary duties and violated Sections 14(e) and 20(a) of the Exchange Act by entering into the Merger Agreement and filing the Schedule 14D-9, and that Parent and Purchaser aided and abetted those breaches. The complaint does not state how many Shares are purportedly held by the plaintiff, Stephen Bushansky. The complaint seeks, among other things, a judgment determining that the action brought by the complaint is properly maintainable as a class action, a declaration that the defendants have breached fiduciary duties and violated Section 14(e) of the Exchange Act, an injunction preventing the transactions contemplated by the Merger Agreement, an award of compensatory damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. The Company views the complaint as lacking merit, and intends to defend the case vigorously. For the complete terms of the complaint, holders of the Shares are referred to the complaint, which has been included as Exhibit (a)(5) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(4)	Complaint filed in the Court of Common Pleas of Indiana County, Pennsylvania, captioned Richard A. Napierkowski, Jr. v. David E. Wallace, et al., Case No. 11536-CD-2010.

(a)(5)	Complaint filed in the United States District Court for the Western District of Pennsylvania, captioned Stephen Bushansky v. Superior Well Services, Inc. et al., Case No. 2:10-CV-01121-CB.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ David E. Wallace
David E. Wallace
Chief Executive Officer

Dated: August 27, 2010